Exhibit 17.1

Pavan Gill

July 10, 2024

The Board of Directors of

AERWINS Technologies, Inc.

Ladies and Gentlemen:

This letter confirms that I hereby resign my position as a Director of AERWINS Technologies, Inc. (the “Company”) effective immediately. My resignation is not the result of any disagreement with the Company on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ Pavan Gill
Pavan Gill